UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55

THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, (the “Act”) and in connection with such notice submits the following information:

Name:	Franklin Square Investment Corporation

Address of Principal Business Office:	Cira Centre
2929 Arch Street, Suite 675
Philadelphia, PA 19104-2867

Telephone Number:	(215) 495-1150

Name and Address of Agent	Michael C. Forman
For Service of Process:	Cira Centre
2929 Arch Street, Suite 675
Philadelphia, PA 19104-2867

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Philadelphia and the Commonwealth of Pennsylvania on the 25th day of February, 2008.

Franklin Square Investment Corporation

By:	/s/ Michael C. Forman
Name:	Michael C. Forman
Title:	Chief Executive Officer

Attest:	/s/ Ryan Conley
Name:	Ryan Conley
Title:	Vice President